--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 69)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             ROBERT A. DOWDY, ESQ.
                              WEYERHAEUSER COMPANY
                         FEDERAL WAY, WASHINGTON 98063
                           TELEPHONE: (253) 924-2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                    COPY TO:
                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                            ------------------------

                           CALCULATION OF FILING FEE:

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                $6,335,782,542                                      $582,892

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 114,158,244 shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., including the related preferred stock purchase rights, at a purchase price of $55.50 per share net to the seller in cash, without interest. Such number of shares represents the total of 110,171,443 shares issued and outstanding and 3,986,801 shares issuable on exercise of options to purchase shares outstanding, in each case, as of January 23, 2002 (based on information provided by Willamette Industries, Inc.)

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, by dividing the aggregate offering amount of $6,335,782,542 by one million and then by multiplying the resulting amount by $92. Filing fees of $1,249,501 were previously paid by the filing persons. Accordingly, no additional fee is payable in connection with this filing.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Among Previously Paid       $1,249,501                  Filing Party:               Weyerhaeuser Company
Form or Registration No.:   Schedule TO                 Dates Filed:                November 29, 2000,
                            (005-14566)                                             May 7, 2001 and
                                                                                    December 13, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SCHEDULE TO

    This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000, by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

    Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

    In connection with the execution of an Agreement and Plan of Merger, dated as of January 28, 2002, among Weyerhaeuser, the Purchaser and Willamette, the price per Share to be paid pursuant to the Offer has been increased from $55.00 per Share (including the related Right) to $55.50 per Share (including the related Right), net to the seller in cash, without interest. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Statement) will receive the increased price. Weyerhaeuser has also revised the Expiration Date of the Offer so that the Offer will now expire at midnight, New York City time, on Friday, February 8, 2002. The text of a press release issued by Weyerhaueser and Willamette announcing the execution of the Agreement and Plan of Merger, the increased Offer Price and revised Expiration Date is filed as exhibit (a) (5) (PPP).

    Except as expressly set forth in this Statement, all the terms and conditions set forth in the Offer to Purchase, the Supplement and the Schedule TO remain applicable in all respects to the Offer.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    As a result of the increase in the Offer Price, Weyerhaeuser estimates that the total amount of funds now required to acquire the outstanding Shares and to pay related fees and expenses will be approximately $6.5 billion.

ITEM 12. EXHIBITS.

    (a) (5) (PPP) Press release issued by Weyerhaeuser Company and Willamette Industries, Inc., dated January 28, 2002.

                                   SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                       COMPANY HOLDINGS, INC.,

                                                       by   /s/ STEVEN R. ROGEL
                                                            -----------------------------------------
                                                            Name: Steven R. Rogel
                                                            Title: President

                                                       WEYERHAEUSER COMPANY,

                                                       by   /s/ STEVEN R. ROGEL
                                                            -----------------------------------------
                                                            Name: Steven R. Rogel
                                                            Title: President and Chief
                                                            Executive Officer

Dated: January 28, 2002

                                 EXHIBIT INDEX

     EXHIBIT NO.        DESCRIPTION
---------------------   -----------
(a) (5) (PPP)           Press release issued by Weyerhaeuser Company and Willamette
                        Industries, Inc., dated January 28, 2002.